Mail Stop 4561

January 14, 2009

Donald C. Jones
President
Cyber Informatix, Inc.
5231 Stone Mountain Place
Alta Loma, California 81737

      Re: Cyber Informatix, Inc.
               Amendment No. 1 to Registration Statement on Form S-1
               Filed December 10, 2008
               File No. 333-154610

Dear Mr. Jones:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Cover Page

1.   At the beginning of the cover page text, state the total number of shares offered and that 2,500,000 of those shares are offered directly by the company on a best efforts basis at $0.02 per share, and that the remaining 945,000 shares are offered by selling stockholders identified on a page of the prospectus you specify.

2.   Consider deleting the eighth, ninth, and tenth sentences of the first paragraph, as it appears that the information in these sentences is either expressed previously or not key information that is appropriate for the cover page. Also, either eliminate the references to the jurisdiction of incorporation, or tell us in your response letter why you believe this aspect of the issuer should be highlighted for investors on the cover page.

3.   In the second paragraph, you refer to a registration statement under the Exchange Act, and that reference is immediately followed by a reference to a filing of a registration statement, but it does not appear that a registration statement under the Exchange Act has been filed. Please delete the third and fourth sentences of the second paragraph, or advise us why this information is accurate and why it is key information appropriate for the cover page.

4.   In the third paragraph, you refer to shares "offered and sold by our officers and directors." Please clarify that the 2,500,000 shares offered by the company are being offered through its officers and directors. The current text suggests that a portion of the resale shares are those of officers and directors. Also, clarify why you include references to broker or dealer participation in the sales within the same paragraph that appears to suggest that the direct offering will be conducted through officers and directors without broker or dealer participation.

Management's Discussion and Analysis and Results of Financial Condition and Results of Operations

Management's Report on Internal Control over Financial Reporting, page 28

5.   We note from your new disclosure in the Management's Discussion and Analysis section that the Chief Executive Officer has identified material weaknesses in your internal control over financial reporting in connection with the review of your financial statements as of September 30, 2008. Please provide appropriate risk factor disclosure regarding your material weaknesses. Also, in the Management's Discussion section, provide a timetable for addressing the weaknesses, and any associated material costs related to remediation.

6.   On page 30, you indicate that management has "committed to providing funding in an amount up to $50,000 over the next 12 months." Please clarify whether this commitment is in writing and if so, provide us your analysis of whether the written agreement should be filed as an exhibit. If the commitment is not in writing, please discuss whether it is enforceable in accordance with its terms under applicable law. Finally, describe the material terms on which management has committed to provide the funds, including any conditions that must be met for management to be obligated to provide the committed funds.

Certain Relationships and Related Party Transactions, page 35

7.   You disclosed on page F-7 in the notes to the financial statements that both Donald C. Jones and Terry G. Bowering are founding shareholders of the company but have only identified Mr. Jones as a promoter as defined in Rule 405 under the Securities Act of 1933. Please explain why you believe Mr. Bowering is not a promoter or provide all applicable disclosure pursuant to Item 404(d)(2) of Regulation S-K.

Undertakings, page 67

8.   In response to comment 8 of our letter dated November 4, 2008, you deleted the last paragraph of Item 17 which included the undertakings relating to both Rule 430A and Rule 430C. It appears that the undertaking relating to Rule 430C may be applicable. Please revise or explain.

General

9.   We note that you did not provide the acknowledgments that we requested which appear at the end of our letter dated November 4, 2008. Please be reminded that these representations should be presented concurrently with any request for acceleration of the effective date. Note that the representations should come directly from the company.

                         *   *   *   *   *

        You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                                        Sincerely,

                                        Mark P. Shuman
                                        Legal Branch Chief

cc: Via Facsimile 604-681-4760
        William L. MacDonald
        MacDonald Tuskey Corporate & Securities Lawyers